Exhibit 99.1

TEEKAY LNG PARTNERS ANNOUNCES PUBLIC OFFERING OF SERIES B PREFERRED UNITS

Hamilton, Bermuda, October 16, 2017 – Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it plans to offer in a public offering Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Series B Preferred Units), representing limited partner interests in the Partnership. Teekay LNG expects to grant the underwriters for the offering a 30-day option to purchase additional Series B Preferred Units. The Partnership expects to use the net proceeds from the public offering for general partnership purposes, which may include funding installment payments on newbuilding deliveries and debt repayments.

Teekay LNG is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 50 LNG carriers (including 17 newbuildings), 30 LPG/Multigas carriers (including three newbuildings) and five conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

The joint book-running managers for this offering are Morgan Stanley & Co. LLC and UBS Securities LLC.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, telephone (866) 718-1649; or UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attn: Prospectus Department, telephone (888) 827-7275.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Series B Preferred Units will be offered and sold pursuant to an effective registration statement on Form F-3, which was filed with the Securities and Exchange Commission (SEC) on October 16, 2017.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay LNG’s public filings with the SEC. Teekay LNG undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com